EXHIBIT 99.4

INFOSYS TECHNOLOGIES LIMITED

Q1 RESULTS CONFERENCE CALL

JULY 12, 2005

CORPORATE PARTICIPANTS

Nandan Nilekani
Infosys Technologies – CEO, President and MD

Kris Gopalakrishnan
Infosys Technologies – COO and Deputy MD

Mohandas Pai
Infosys Technologies — CFO

Basab Pradhan
Infosys Technologies – Head — Sales

Girish Vaidya
Infosys Technologies – Head — Finacle

Steve Pratt
CEO – Infosys Consulting

Akshaya Bhargava
Progeon – CEO and MD

James Lin
Infosys China — CEO

PRESS CONFERENCE PARTICIPANTS

Bhuvnesh Singh
CSFB

Pratik Gupta
Citigroup

Ashwin
Citigroup

Chitra Gopal
Nomura Asset Management

Pramod Gupta
HSBC

Anantha Narayan
Morgan Stanley

Mahesh Vaze
Bric Securities

Sandeep Shah
Tower Capital

Mitali Ghosh
DSP Merrill Lynch

Shekhar Singh
ICICI Securities

Hitesh Zaveri
Edelweiss Capital

Vijaya Raghavan
Edelweiss Capital

Mallikarjun
Hyderabad Investors

Pankaj Kapoor
ABN Amro

Trideep Bhattacharya
UBS

Anthony Miller
Arete Research

Manoj Singla
JP Morgan

Moderator

Good afternoon ladies and gentleman, I am Prathiba, the moderator for this conference. Welcome to Infosys First Quarter earnings call. For the duration of the presentation, all participants’ lines will be in the listen-only mode. I will be standing by for the question and answer session. I would now like to hand over the call to the Infosys Management. Thank you and over to Infosys.

Sandeep

Thank you Prathiba.

Good afternoon and thank you all for joining us today to discuss the financial results for the quarter ended June 30, 2005. I am Sandeep, from the Investor Relations Team in Bangalore. Joining us today in this conference room is CEO and President, Mr. Nandan Nilekani; COO, Mr. Kris Gopalakrishnan; and CFO, Mr. Mohandas Pai; along with other members of the senior management. We will start with a brief statement on the performance of the company during the quarter ended June 30, 2005, the outlook for the second quarter ending September 30, 2005 and the year ending March 31, 2006. After that, we will open up the discussion for questions and answers. Before I hand over to Mr. Nilekani, I would like to remind you that anything that we say, which refers to our outlook for the future is a forward-looking statement and must be read in conjunction with the risk that the company faces. A full statement and explanation of these risks is available with our filings with the SEC, which can be found on www.sec.gov.

I would know like to hand over to Mr. Nilekani, President and CEO of Infosys

Nandan Nilekani

Good afternoon everybody and welcome to this call on the first quarter results for the quarter ending, June 30, 2005. Our first quarter revenues have grown by 36.52%, and for the fiscal 2006, we have revised the guidance upwards and we now expect to grow between 26 and 27%.

Income for the quarter was Rs. 2071.59 crores and net profit was Rs. 531.92 crores, which on the year-to-year growth basis was about 36.97%. Earnings per share increased to Rs. 19.63 from Rs. 14.54, which on a corresponding quarter previous year is about 35% increase. I think, the quarter we have been able grow in spite of cost increases because of salary. Our salary costs in India have gone up by 13-15% and in the US by 3%. We had to spend more money on visas because we want to apply for visas across the world including in the US where visa windows will open up in October. And thirdly, we had some impact of about 0.5% on revenue because of the impact of the Euro and the Pound. So, in spite of that I think the performance has been good.

We added 36 new clients during the quarter, including 9 clients who are of the Global 500 list, which include sectors like pharmaceuticals, telecommunication, financial services, manufacturing, and so forth.

In terms of employee additions, we added 3,056 employees, which includes 773 employees in Progeon, and currently our employee strength across the world is at 39,806.

This was also the quarter in which we finished a very successful secondary ADR, including a first time ever public offer without listing in Japan, and the success of the ADR has confirmed to us and validated that our business model is now the model of the future and that it is a mega trend which is going to fundamentally impact the IT services and BPO business.

Our outlook for the quarter ending, September 30, 2005, we expect income between Rs. 2,202 crores and Rs. 2,215 crores, which on a year-to-year basis would be about 25.8 to 26.2% growth, and earnings per share to be between Rs. 19.80 to Rs. 20.30, which on a year to year basis is 18.49 to 21.48%. And for the year March 2006, we expect total income to be between Rs. 8,947 crores and Rs. 9,051 crores, which is a growth of between 25.49 to 26.95, and earnings per share before exceptional items between Rs. 84.70 to Rs. 86.0, which is a growth of about 23 to 25%, this has been assumed at a rate of Rs. 43.51 to the dollar.

On the US side, we expect earnings growth between $ 506 to $ 509 million, and earnings for the quarter ending September 30, 2005, between 0.46 to 0.47 dollars, which is about 46 cents to 47 cents. So the top line growth is about 33 to 34%, and the bottom line growth is between 28 to 30%.

For the year we expect total revenue on a consolidated basis to be between $ 2.06 to 2.8 billion, which is a growth of about 29 to 30% and earnings between $1.96 and $1.99, which is a growth of between 24.8 to 26.75%.

So this is the broad thing. I think, overall it has been a good quarter. We have given a guidance of 6.3 to 6.9% for the coming quarter. I think all our strategic initiatives are in place and they are all delivering results.

With this I will request my colleague, Mr. Kris Gopalakrishnan, Chief Operating Officer, to give his comments, after which he will hand over to Mr. Pai, and then we will take the whole management team, which is assembled here, will take questions. Thank you.

Kris Gopalakrishnan

Thanks Nandan.

Coming back to employees, as Nandan said, the net additions this quarter is 3,056 across the group, which includes 773 employees from Progeon. We are looking to add 7,000 gross employees across the group in Q2, and for the remainder of the fiscal year, 13,500 employees, of which approximately 2,000 will be in Progeon. Our attrition currently is 9.8%. It has gone up from 9.7% last quarter, so slightly increased.

Days of Sales Outstanding is 60. More importantly, if we look at the amount outstanding more than 30, more than 60 days, more than 90 days, etc., have come down.

Europe business has gone up from 23.3% to 23.9%. We are seeing traction in Europe both in terms of larger deal, clients coming forward to talk about their India strategy, as well as in the BFSI space.

Finacle has done extremely well. It has gone from being a product for the developing markets to developed markets. We have had sales in Singapore, Australia, UK, Switzerland and it is really getting noticed in the developed world. Consequently, our product revenues have gone up from 3.4% of revenues to 4.7% of revenues.

Progeon has done well and grown by about 25%.

Testing as a service has done well. It has grown from 6.1% of revenues to 6.5% of revenues.

Onsite has gone up little bit from 30.6% to 31.4% of revenues. We saw decline in the revenue productivity. Onsite revenue productivity has come down by 1.6%, offshore by 0.3%. At the blended level, it has come down by 0.3%. We believe that this is a function of the business mix, which service is growing, which customer is growing etc., rather than a trend. As a trend we see rates going up slightly.

Nandan talked about 36 new accounts being added. Our dependence on any one client, top 5 clients, top 10 clients, etc. is coming down. The revenue is much more broad based. The number of million-dollar accounts have gone up from 166 to 172. We have increases in number of $5-million accounts, number of $10-million accounts, number of $20-million accounts, etc. So, there is a much broader spread of business across the various clients.

Now, I am going to hand it over to Mohan to talk about the financials.

Mohandas Pai

Thank you Kris.

We had a sequential increase under Indian GAAP of 4.2%, and the net profit grew by 3.6% after factoring out the exceptional income. We had an exceptional income last quarter of 45.19 crores. If we strip it out, profits have gone up from Rs. 513 crores to Rs. 531.92 crores. The margins have been stable at the gross profit level, they are at 46.7% as against 47.6%. We have assimilated a salary increase of 13 to 15% offshore and 2 to 3% onsite, plus the higher spending on visas compared to the previous quarter. We have also factored in other expenses for which we have made some investments, for example, in our subsidiaries, especially in China and in Consulting; and our SG&A costs are at 14.6% as against 14.1% the previous quarter. Sales and marketing have gone up from 5.9% to 6.8% reflecting the increase in salary costs for employees in sales and marketing globally.

The operating profit after depreciation is at 28.2% as against 28.5%. Other income is down to 1.4% as against 1.6%. Net income is at 25.7% as against 25.8%.

If you look at the other items which are of interest, you will find that in terms of cost we are in a very stable mode because of the fact that salary costs increases have been coming down over the years. There is wage inflation only at the mid level. Cash flows have been quite strong, and we have seen an increase in cash flows this quarter. We have upped our guidance. Employee hiring is up. Our capital expenditure has been at Rs. 252 crores this quarter and we increased our capex by Rs. 180 crores to Rs. 1,130 crores to Rs. 1,280 crores from about Rs. 950 crores to Rs. 1,100 crores given to all of you when we met earlier.

Thank you and we look forward to your questions.

Moderator

Thank you very much Sir. At this moment, I would like to hand over the floor to Ayesha to conduct the Q&A session for participants at the SingTel bridge. This will be followed by Q&A session for participants connected to India. Thank you, and over to Ayesha.

SingTel Moderator

Thank you Prathiba. We will now begin the Q&A session for participants connected to the SingTel bridge. Please press 01 to ask a question.

First participant is Mr. Bhuvnesh Singh from Singapore. Over to you.

Bhuvnesh Singh

Hi sir. Congratulations on some good set of numbers. When I look at our guidance, our guidance is implying a sort of a margin pressure going forward, the revenue growth is higher than EPS growth, why is that?

Mohandas Pai

The reason as we explained is that there is an average rate difference between the previous year and this year on forex. And two, we have not factored in any gains in other income from any foreign exchange fluctuations, last year we had a gain. And third, we are ploughing back more money into the business this year in terms of increased spending on visas, increased spending on building domain competency and solutions. So we are doing that, we are ploughing back the money to aim for growth and to build a very strong engine.

Bhuvanesh Singh

So, Mohan, when building a model should we take broadly a flat EBITDA margins and assume that only it is the other income impact which is basically leading to lower EPS?

Mohandas Pai

That is right.

Bhuvnesh Singh

Just one final clarification, our forward contracts have come down slightly this quarter, any particular reason behind that?

Mohandas Pai

No, it is just a normal fluctuation, $ 321 m to $ 261 m, is just a normal fluctuation. It happens all the time. So, nothing to read into it.

Bhuvanesh Singh

Okay, thanks a lot.

SingTel Moderator

Next question is from Mr. Pratik Gupta of Citigroup, Singapore.

Pratik Gupta

Hi good afternoon. Congratulations on the quarter. I just wanted to you if you can elaborate a bit more on the outlook for the year. You said the industry environment is pretty strong, but at the same time if I look at the guidance it implies, roughly less than 4% Q-on-Q growth in this quarter, but almost about 9% Q-on-Q for the next 2 quarters taking an average growth rate if you were to meet your guidance, so I was just wondering what is holding back this current quarter, is it the same visa issues or are there any client specific issues, or are these the events of the 7/7, if you can just elaborate on that? And secondly, on the visa issues, could you just quantify a little bit on that what has been the impact of that?

Mohandas Pai

Well, our guidance this quarter is 6.3% to 6.9%, Rs. 2,202 crores to Rs.2,215 crores. Of course, the guidance is at 43.51 as against 43.62, which we estimated earlier when we met. So, in terms of guidance, I think we are par for the course. You obviously are seeing that the annual guidance has increased in dollar term by $ 10 million consequent to the increase in the revenues in the first quarter, so some of the increase is right there, and we have expended about $ 5 million for visa cost in the first quarter, and the second quarter we estimate we have to spend about $ 7 million. The reason is that we have to apply for visas before they run out on the first of October.

Kris Gopalakrishnan

Regarding the business environment, from a long-term perspective, our strategy of investing in consulting, our strategy of investing in Progeon, we believe is the right strategy. We are seeing that consulting is able to drive downstream revenue, consulting is also able to sell projects of $ 10 million plus. Progeon, as you know, has grown 25% this quarter, making good margins and growing. This year it is expected to grow 100%

from last year. In short term, you know, the number of clients we have added, the number of marquee names we have added, the growth in Europe, growth in services, all this points to actually a positive situation. Now, on the downside, you know, when we look at three quarters out, we have to factor in what could be the impact of things like 7/7 etc.

Pratik Gupta

Okay, thank you.

Moderator

Next we have Mr. Ashwin from Citigroup, USA.

Ashwin

Hi, this is Ashwin from Citigroup, US. In the last three months, two of the global majors, IBM and Accenture, have announced major employee ramps overseas in India, both mentioned getting to 40,000 to 50,000 in the next 2 or 3 years. Couple of questions there, are you already seeing an impact of their hiring and do you think that causes wage inflation at the lower end of the pyramid?

Mohandas Pai

No, we are not seeing any wage inflation at the lower end of the pyramid. In fact, at the entry level, there is no wage inflation, wages have been flat. At the 3 to 5 year level, there is wage inflation because of shortage of project managers and that will continue for sometime. Let me give you some top level matrix. The software service industry is estimated to hire between 125,000 to 150,000 people in India this year as per NASSCOM. In the BPO industry, an equivalent number of people would be hired. So there is a huge supply of people. What is critical is the middle level resources, and there too, the middle level resources I would estimate project managers with more than lets us say four to five years experience would be around 150,000 people. There is a huge stock of people in India and flow of people in India. If somebody comes and says they are going to hire 20,000 a year for three years, it is not going to shake the industry.

Ashwin

Okay, thanks. And the second question, in terms of cash on hand you have cumulative about $ 750 million or so, are you thinking of more aggressive use of cash, deploying it perhaps in capital intensive project for example?

Mohandas Pai

Well, we are expanding our facilities and creating 21,000 seats and obviously we increased our capex to $ 260 to $ 290 million from $ 225 to $ 250 million, that is one. Two, we have a team which looks at acquisition opportunities and has been looking for quite sometime to find the right perfect one, and obviously we are open to ideas.

Ashwin

Thank you,

Moderator

Next we have Shailesh Jaitley from Nomura Singapore.

Chitra Gopal

Hi, this is Chitra Gopal, calling on behalf of Shailesh Jaitley. Good set of results, just a couple of questions. Firstly, on the SG&A level, I think the last time Mr. Pai you mentioned it, you target to shave off about 1 percentage point on SG&A as a percentage of sales, which would imply probably about 13.4% or something about that range, and this quarter I understand you had visa expenses etc., that cost to be relatively high, so when do we see the benefits of the lower SG&A as a percentage of sales kicking in, and does that target still stand?

Mohandas Pai

Well, the target certainly stands, but as and when we see some flexibility in our expense structure, we prefer to plough it back into hiring more domain experts or possibly for one time events like visas. The target certainly stands. I think you must look at the annual figures, because you will find that in the first quarter there is typically a bump up. It keeps coming down quarter upon quarter, so on an annual basis the target still stands.

Chitra Gopal

Okay for FY06, the target still stands. And in terms of your consolidated IT services, the person month data which is given in your fact sheet, the offshore person months grew slightly slower than your onsite. If these numbers are right, about 5% quarter on quarter growth in onsite volumes versus 1.5% growth in offshore volumes, I am just wondering is that one off thing as you are getting into these new consulting type of front end services, or is this what we are going to be expecting for the next couple of quarters that your onsite is going to be growing faster than your offshore.

Kris Gopalakrishnan

This is Kris here. We need to wait for more than a quarter because when there is an increase in business we have more project starts also which typically increases the onsite ratio. You know, it is a function of business mix, service mix, project starts, which activity or which service is growing etc. Our target is to hold this to a narrow range between 30% and 35%, from a margin perspective what we look at is, which service is growing, what is the margin in that service. Some of the faster growing services, package implementation, which may be onsite centric, but actually has higher margins. Testing, which is offshore centric and hence higher margin, and so on...

Chitra Gopal

Okay. I think, just looking at your breakdown by segment, your ADM revenues actually declined 1%, roughly flattish quarter on quarter, is there anything to read into the decline or is it just one off thing?

Kris Gopalakrishnan

See, proactively we are investing in new services. As you know, 40% of our current revenues come from services which have been introduced over the last five to six years, like package implementation, consulting, testing, business process management, etc. As a percentage, you would expect the ADM revenue to come down. The quarter upon quarter the movement is not an indication of any trend, year on year these are growing and growing slower because of the investment in new services.

Chitra Gopal

Okay. The last time you had mentioned that customers were a bit cautious in terms of investing in IT because they wanted to get over with the Sarbanes Oxley regulation compliance etc. Are you seeing any change in that or is it still the same, or when do you think that the customers will come back to actually doing the IT implementation?

Kris Gopalakrishnan

We believe that the Sarbanes Oxley issue is behind us. If you look at our BFSI revenue, it has grown strongly, partly because of the Finacle product sale, but it has grown in Europe and North America from the services side also. So hence we believe that that issue is behind us.

Chitra Gopal

Okay, thank you

SingTel Moderator

Thank you. I would like to hand over the proceedings back to Prathiba. Over to you ma’am.

Moderator

Thank you very much Ayesha. We will now begin to Q&A interactive session for participants connected to India Bridge. Participants who wish to ask questions please press *1 on your touchtone-enabled telephone keypad. On pressing *1, participants will get a chance to present their questions on a first-in-line basis. Participants are requested to kindly restrict to one question in the initial round. Please use handsets to ask a question. To ask a question, please press *1 now.

First question comes from Mr. Pramod Gupta of HSBC Securities.

Pramod Gupta

Thank you for allowing me to ask question. Just wanted to understand little bit on the guidance, last quarter I think we just gave some kind of guidance on the BPO and Consulting and new initiatives, that was roughly $ 60-80 million each in these business. Does the management still stand by that or is there a change in that guidance internal working?

Kris Gopalakrishnan

Progeon guidance still stands, Progeon is looking at $ 80 million. Consulting is on track, actually Consulting has done better than expected this quarter and is on track to grow substantially this year.

Pramod Gupta

Can we assume, consulting should be growing to something like $ 80 million?

Kris Gopalakrishnan

No, Consulting is growing from a much smaller base, remember that it is only just one year old. So, you know, consulting is about $ 5.5 million this quarter, so it is much smaller base.

Pramod Gupta

Another thing which I wanted to understand was this product business, this quarter we have seen a huge increase. I mean, is there a huge license fees also in that huge increase or is it that the proportion remains the same?

Nandan Nilekani

No, actually on a sequential basis, we have had 41% growth in revenue quarter to quarter in Finacle and it is largely due to license fees, and therefore I would not extrapolate from this for every quarter. You have to think of this as, you know, not on an every quarter basis but as a one-time thing. I think the most important thing is, the reason for this is that Finacle is now being used in 47 countries, and what is most important is that very large banks today in countries like Australia, Singapore, UK, Switzerland are now using Finacle, as well as many global banks are using Finacle as their global platform and implementing this in multiple countries across the world. So I think the most important conclusion you should draw from this is that Finacle has come off age as a truly global international banking platform.

Pramod Gupta

Okay, thanks a lot for that. Just last question, what is the take on the pricing in the market on overall basis by company in different service lines, if you could just elaborate?

Basab Pradhan

This is Basab Pradhan. Pricing in the market is stable. We have said that for a few quarters and it continues to be still. We are seeing about 2-3% rate increases in our re-negotiated MSAs. We are also getting in new contracts at slightly higher rates, but they will take a while for them to start appearing in our revenue productivity because our repeat business rate is so high that the pull of the legacy or the business, that is repeat business, keep the weighted average of the rates down.

Pramod Gupta

Thanks a lot, and all the best for the future.

Moderator

Thank you very much sir. Participants are requested to kindly restrict to one question in the initial round. Follow-up questions will be taken later. Next question comes from Mr. Anantha Narayan of JM Morgan Stanley.

Anantha Narayan

Thanks sir, good afternoon everyone. Nandan, you have mentioned in the interview on CNBC today morning that some of these large deals could potentially be unprofitable in the first year, could you just elaborate a bit more on that?

Nandan Nilekani

See, you know, when you look at these large deals, let us say they could either be in development or in maintenance, and typically you know they are essentially for say three to five years, and obviously, it is very intense competition and today globally all the large customers are looking obviously at offshore as an important part, and during the first year there is a lot of knowledge transfer, for example, if it is a large maintenance project, there is lot of knowledge transfer where you have to send people onsite, you have to decipher what is happening in the systems, you need to document that, you need to bring that back, you need to gain experience on maintenance and so forth. So the cost in the first year tend to be higher, and as you gain on the experience curve, then you are able to bring in productivity and so on and so forth. So that is what I meant by saying that even if we do get a large maintenance oriented deal it is likely that in the first year it will all, you know, it will not be profitable.

Anantha Narayan

Thanks Nandan. Finally, on the attrition numbers if I were to just look at this quarter’s number, annualize that, and then compare that to the previous couple of quarters, there seems to be a fairly significant increase, is this cyclical or is there sort of more to it?

Kris Gopalakrishnan

The attrition this quarter is 9.8% compared to 9.7% last quarter, so attrition actually is almost same as last quarter, no increase actually.

Anantha Narayan

No, because these numbers are for the last twelve months, just if you look at this quarter’s number then annualize that, there seems to be a fairly big increase.

Kris Gopalakrishnan

No, we do not see any issues in attrition in this quarter. Typically, you know, there is some seasonality to this with respect to people looking to go for higher education and things like that, other than that there is nothing here.

Anantha Narayan

Okay, thanks a lot.

Moderator

Thank you very much sir. Next question comes from the line of Mr. Mahesh Vaze of Bric Securities.

Mahesh

Yeah hi. Earlier there was some discussion of IBM Global Services and Accenture recruiting aggressively in India, is that also changing the competitive dynamics for you guys, because IBM Global Services is 24, 000 people organization, and plan to go to 40,000 or so. So, is that changing the competitive dynamic significantly?

Nandan Nilekani

No, no, I think we need to step back to first principles and understand what is happening in the global market. I think fundamentally we believe that we have created a whole new business model which not only delivers significant value upside to the customer, but also delivers significant profits for investors, and that is reflected in our balance sheet, if you do comparison of our balance sheet with all these players. What is happening is that we are now driving the agenda for the global IT services industry. We are setting the agenda by proving unequivocally that the Global Delivery Model based delivery is the best way to go, and what you are seeing now from legacy players whose historical model is now proving to be obsolete is that they are trying to reinvent themselves, and trying to develop their facilities here. But fundamentally that is not something which is very easy to do because the moment you develop a large base in India, you end up creating internal conflict between the people here and the people in the West. You also have a problem because there is no single manager who controls resources in both locations, and therefore you often have either an adversary relationship, or you end up having a cost plus kind of thing which is not very productive. Also, the impact of moving a lot of work offshore is that it causes a decline in average revenue productivity and therefore in revenues. And also finally, the sales and marketing cost structure that you have for a purely onsite operation can no longer be supported in our model. So I think there are some very fundamental structural issues that are here that you have to deal with and we have been in business for 24 years. We have had global multinational competition for the last 15 years. Every time a company has come here, they have made big announcements to hire a lot of people. We welcome them, we welcome the competition. We welcome the fact that India will get more jobs because of this, but fundamentally, it does not have any competitive difference on us.

Mahesh

Okay. Secondly, Mohan, one small clarification, you talked of this visa cost going to SG&A, do all the visa cost go to SG&A or some of them come as cost of sales?

Mohandas Pai

Visa costs are in cost of revenue.

Mahesh

Okay. So the SG&A proportions will not get impacted by this

Mohandas Pai

No, no, I never said, I do not think I said it is SG&A, it is cost of revenue.

Mahesh

Okay, thanks.

Moderator

Thank you very much sir. Next question comes from Mr. Sandeep Shah of Tower Capital.

Sandeep Shah

If we look at, exclude our revenues from the product business and from the BPO business, the growth in the pure IT services is just 2% Q-on-Q for this quarter, and can we link this to a decline in the top client revenue, which is around 14% Q-on-Q?

Mohandas Pai

Absolutely right. That is a great question.

Sandeep Shah

Sir, what is the reason behind this, what has happened within the top client?

Mohandas Pai

Well, we said last time that the reason for the low guidance for the first quarter was that the few of the top clients had internal restructuring and reorganization going out. And if you see the top five customers, they are down; top 10 customers, they are down. Of the top 10 customers, about three customers are down compared to the previous quarter. So obviously it is playing out as it is, and if you look at the verticals you will find that in telecommunications, we are down sequentially by 7.6%. So obviously the greatest impact has been in telecommunication. If you look at financial services, up sequentially by 12.6%, and out of that Finacle obviously plays a large role. We saw business from Europe going up in financial services and in the BPO business. So we saw a small uptick from the normal business from North America in financial services and that is why we said the Sarbanes Oxley is getting left behind us at this point of time, looking where we are looking now. So you are right, the top ten customers, business from them has declined, but if you look at the numbers of customers, you will find that million dollar customers are 172, and they have gone up, and the customers at $ 20 million plus and $ 30 million plus are up, so the growth is coming from customers in that area.

Sandeep Shah

Okay sir. And can you just guide us the growth within the top clients going forward, will it be on track?

Mohandas Pai

Well obviously, it may not decline sequentially this quarter like last quarter, bit too much to expect, but you know, we see some stability in the growth and hopefully in the top ten.

Sandeep Shah

Okay. And sir the last question, for the decline in the depreciation and the taxation despite fringe benefit being applied from Q1?

Mohandas Pai

Well, the decline in depreciation is because of capitalization and the timing of capitalization, and fringe benefit tax is basically a part of cost of revenue and SG&A, because we are taking as a part of the cost of various items on which you pay fringe benefit tax. We are paying something like 3.8 crores on a consolidated basis for the quarter, and if you look at the tax impact you will find that the tax rates in India have come down and obviously that is playing a role in lower taxes. Our taxes as a percentage of pre tax is 13.7% and we have said that it will be around 14%.

Sandeep Shah

Okay, thank you.

Moderator

Thank you very much sir. Participants are requested to restrict to one question in the initial round of Q&A session. Next in line, we have a question from Ms. Mitali Ghosh of DSP Merrill Lynch.

Mitali Ghosh

Yeah hi, good afternoon. My question was on China, if you could update us on your, the plans that you have in China and the investments you are planning to make there?

James Lin

This quarter we are at 243 people. The plan for this year, we will grow to 1100 people, that is our growth plan.

Mitali Ghosh

And if you could elaborate a bit in terms of what this has been driven by, what sort of customers and is there any commitment already from some customers on this?

James Lin

In China today, our local customers, most of them are multinational companies in the enterprise solution segment, and we provide technical consulting and functional consulting work in China, and thus about 20-30% revenue we have received from there.

Mitali Ghosh

Right. Can I ask a question in terms of, on the global vendor competition, particularly Accenture and IBM, if you could give us a sense of whether you are seeing changes in terms of the service lines or size of deals in which you are seeing them in, in the last few quarters, and also pricing behavior please?

Basab Pradhan

This is Basab Pradhan. I think the way the dynamics in the market place are playing out, they are feeling the heat in their core strength area of consulting and large scale package implementation. We have already, won two large enterprise change projects, and both of them we beat out some of these major players that you mentioned, and they are sitting up taking notice on this and they are going to do a few defensive things like building out their India capabilities but what they are also trying to do is to look at how they can create an offering on the application development and maintenance side which mirrors ours and I think they will find it very difficult to do that. So, we think the game is coming to us and we have the home court advantage. I think we are well equipped to win against them regardless of what steps they take in the market place.

Mitali Ghosh

Right. Just one last question on this application development and maintenance. We have discussed pricing trends in general, but if you were to just carve out this particular service line, what is the trend that one is seeing on that on a like-to-like basis?

Basab Pradhan

Was your question, pricing on ADM or outside of ADM?

Mitali Ghosh

No, in ADM.

Basab Pradhan

In ADM, the pricing is stable, and frankly that is the big chunk of our business where MSA driven prices dictates how they impact our revenue productivity, and that is the one that is the piece that is stable and with a slight upward bias.

Mitali Ghosh

Right, thanks a lot.

Moderator

Thank you very much ma’am. Participants are requested to kindly restrict to one question in the initial round. Please use handsets for asking a question. Next in line, we have Mr. Shekar Singh from ICICI Securities.

Shekar Singh

Hi sir. Can you just let us know how many un-utilized visas do you have currently, and what is the total number of visas which you have actually applied because $ 5 million, $ 7 million, comes to almost like 6000 visas that you have applied for, and currently there are total 7000 employees onsite. So is it like going forward we will be having a very high percentage of employees onsite?

Kris Gopalakrishnan

No, see, current utilization of visas is about 37%, the cost of visas have gone up almost double, you know, $ 1000 to $ 2000, so the fees has gone up, and we have sufficient number of visas and like I said, 37% is the utilization. We are not giving out the number of visas we have and things like that.

Shekar Singh

Yeah, but basically taking $ 2000 US per visa cost, and $ 5 million which you have spent this quarter and 7 million dollar that you are trying to spend in the next quarter, that means you are applying for almost like 6000 visas.

Kris Gopalakrishnan

No, you have to remember that this includes our expenses in visa renewals, change of location, European and other countries, so this is the total cost actually.

Shekar Singh

Okay. Secondly like, if you look over a two-year period, the revenue from fresh development contracts has actually being coming down quite significantly as a percentage of your total revenues despite the fact that package implementation was also being shown as a different head in that point in time. So the fact that your fresh development portion is coming down, doesn’t it bother the management because the follow-up maintenance work will not be happening then?

Kris Gopalakrishnan

See, as a percentage, as we invest in new services, as we add new services and these services grow faster than the company, the other percentages will have to come down. We do maintenance both of systems which Infosys has developed as well as others have developed and lot of legacy code is out there. When clients look at offshore, sometime they start with actually maintenance of legacy code and these are code which are written 30 years back etc., when Infosys was not even in existence.

Moderator

Thank you very much sir. Participants are requested to kindly restrict to one question in the Q&A session. Next in line we have Mr. Hitesh Zaveri from Edelweiss.

Hitesh

Hi. My question actually refers to the billing rates onsite. Over the years your flock would have gathered strong domain competency and functional competency as well, where as the competition, even the medium sized companies, the kind of rates we hear are typically double to what the leading Indian software service companies get. My question is, what kind of rates do you see for yourself, especially with the impact of consulting coming over the next four to six quarters?

Kris Gopalakrishnan

See our rates onsite are competitive to market rates and things like that, so in that sense, compared to Indian competitors, we do get a premium, slight premium and it is market competitive in each of the geographies we operate in. Right now, our onsite per capita revenue is $ 10791, offshore is $ 4556.

Hitesh

What kind of impact do you expect because of your consulting piece on your overall onsite rate if at all over the next few quarters?

Kris Gopalakrishnan

Definitely we expect consulting to have a very positive impact on our rates, both onsite and offshore. The whole idea of consulting is that it drives downstream revenue. It allows us to get this project single sourced, it allows us to increase our revenue productivity and hence margins.

Moderator

Thank you very much sir. Participants are requested to kindly restrict to one question in the initial round. Next in line, we have Mr. Vijaya Raghavan from ,<word inaudible> Advisors.

Vijaya Raghavan

My question has two parts, first, on the product side, apart from Finacle, what are your other plans? I mean with Finacle and outside Finacle? Second is, what is your five-year plan for the company?

Kris Gopalakrishnan

We continue to invest in expanding the capability of Finacle. We are investing in new features, getting the product ready for new geographies. That is one of the reasons why we had invested in the last few quarters, getting ready for the developed markets. We have no plans to come out with another product other than in the banking area at this point.

Nandan Nilekani

Yeah, I think Finacle alone is actually a suite of product. There is a Finacle core banking piece, there is a treasury piece, there is a CRM piece, there is internet piece for consumers, there is internet piece for corporates, there is a trade finance piece. So I think you really have to think of it as a suite of products.

Kris Gopalakrishnan

On the second part the question regarding five-year plan, we only give guidance for the next quarter and the fiscal, we do not give five-year plans. We have of course internal plans and things like that, but we do not give guidance on those.

Vijaya Raghavan

Okay, thank you so much.

Moderator

Thank you very much sir. Next in line, we have Mr. Mallikarjun from Hyderabad Investors.

Mallikarjun

Hello. I just wanted to understand how Infosys calculates attrition rates so that it will be easy to understand who to compare it with other firms, software firms?

Kris Gopalakrishnan

Our attrition is calculated on a last 12-month basis, so it is a rolling 12-month attrition number.

Mallikarjun

Is it the average between the periods, or the figures are at end of periods that are taken to use for calculations?

Kris Gopalakrishnan

It is average for that period.

Mallikarjun

Okay thanks

Kris Gopalakrishnan

It is not annualized, it is average, and that is why we said last 12 month period.

Mallikarjun

Okay.

Moderator

Thank you very much sir. Participants are requested to kindly use handsets while asking a question. Please restrict to one question in the initial round. Next in line, we have Mr. Pankaj Kapoor from ABN AMRO.

Pankaj Kapoor

Yeah hi. Congratulations on a good set of numbers. My question relates to Infosys Consulting, can you give us some sense of the standalone performance of the company as well as the kind of flow through revenues that it has been generating for the other services of Infosys?

Steven Pratt

Right. It was a good year, we just finished our, the end of our real first financial year. We had a very good quarter. We grew more than 100% of the last quarter, and you have to remember we are relatively small at this point, but in this quarter we did $ 5.5 million which was comfortably ahead of were our plan was. The target also for the year was to be at, I believe we communicated 75 people, we are well beyond that and we are on target for July of 2007 to have 500 people. The idea for flow through is that for every one Infosys consultant that there will be 4 people from Infosys Technologies working with us on engagements. So that model is also proving well and we are also showing that we can increase the rates for the flow through revenues. So it has a positive overall margin impact.

Pankaj Kapoor

So in dollar terms, is it generating one dollar revenue for other services, for every dollar revenue of consulting?

Steven Pratt

It is approximately that, yeah.

Pankaj Kapoor

Okay. And just a bit more on this flow through revenues for other services. How has been the pricing like, is it higher than the normal pricing for such services?

Steven Pratt

For flow through? Yes.

Pankaj Kapoor

Okay, and second question just to Nandan, what is the pipeline you are looking at for these large multi-year deals, similar to the one that you spoke off in the CNBC and are you seeing more such deals coming to the Indian vendors now compared to last year?

Nandan Nilekani

No, I think the specific deal that we referred to in the CNBC call is really just, at this point, it is one of the kind. I cannot honestly say that there are other similar ones in the pipeline. But we do have a group called SGS, which looks at Strategic global sourcing and we have come out with a point on view on sourcing called modular Global Sourcing, and we have been popularizing this point of view and you know the SGS group is working with our sales team and trying to see whether there are other costumers where we can look at similar situations.

Moderator

Thank you very much sir. Participants are requested to kindly restrict to one question in the initial round. Our next question comes from the line of Mr. Govind Aggarwal of UBS, India.

Trideep

Hi, this is Trideep here from UBS. First question is, could you please elaborate on the outlook which you see in terms of ramp ups, etc., based on various verticals, which verticals are you most bullish on and which one do you think that growth could be sluggish in the remaining three quarters of the year?

Basab Pradhan

This is Basab Pradhan. We think the verticals that will do well are the ones that have largely done well in the last four quarters as well. Banking and capital markets, communication service providers, these are the two that will stand out. In the horizontal, or in the geo’s, we think Europe holds a lot of promise. We see a great pipeline and some, an acceptance of the offshore model, which is perhaps unprecedented in Europe at least. So these are the three things that stand out I would say.

Trideep

I see. And any of the large deals that you are bidding for are you likely to take over any part of assets of the company or employees, or it is purely application management kind of thing?

Kris Gopalakrishnan

No plans to take over assets, employees probably in small numbers, we are definitely open to taking over employees.

Moderator

Thank you very much sir. Participants are requested to kindly restrict to one question in the initial round. Next in line, we have a question from Mr. Anthony Miller of Arete Research.

Anthony

Good afternoon gentlemen. My main question is on offshore and onsite effort, it looks like that it has peaked now, it is about 74%, is this how it is going to get, and in fact, would you now anticipate that the percentage of effort onsite will once again begin to increase?

Kris Gopalakrishnan

Can you repeat the question please we were not able to make out the full question?

Anthony

Yes, of course. My question is regarding the percentage of effort offshore and onsite, this quarter it appears to be steady at about 74%, it had been increasing over previous quarter. So, my question is, is 74% offshore effort now the peak that you would expect, and indeed after this would you expect it to decline, in other words would you expect now to see more onsite effort as a proportion of the total?

Shibulal

Our onsite effort this quarter has marginally gone up to 31.4% from last quarter 30.6%, but I do not think it is a secular trend, this is a quarter to quarter variation. Our focus always is to drive work offshore. We have been able to do that while we have changed our portfolio. Today about 40% of our revenue comes from new services, which we have introduced over the last five years. While doing that we have been able to keep the onsite-offshore ratio, the onsite effort in a narrow margin of about 30 to 32%.

Anthony

May be I am confused on the numbers, because I am looking at your fact sheets and it says the onsite effort is 26.3%, offshore 73.7, I may be missing something obvious, and apologies if so.

Mohandas Pai

Yeah that is including Progeon. What Shibu spoke about was on a standalone basis for Infosys, the figure you are talking about is on a consolidated basis. Onsite is 26.3 and offshore 73.7, and that is because Progeon is substantially offshore, and that has been included on a consolidated basis, yes. And the last quarter was 26.2% onsite and 73.8% offshore.

Moderator

Thank you very much sir. Participants are requested to kindly restrict to one question in the initial round, next question comes from Mr. Manoj Singla of JP Morgan.

Manoj

Yeah Hi. My question actually just relates to you client addition, and if I look at the trend over last four quarters, not just one quarter, we have been losing quite a few clients, in fact over the last one year on net basis we have added just 24 clients compared to around 70 odd clients added the year before that, so is there a trend to this. Why we have started losing so many clients in the last four quarters and why are we not growing our overall client base? Thank you.

Basab Pradhan

I think the volume of client adds or losses to our mind, for a while we have focused more on quality rather than quantity. So what happens is when we give you the total numbers of adds and net adds, the total number could distract from the important point that the number of global 500 clients that we are adding and retaining is getting better for us and that is what will give us stream of revenue in the future, which is what we really need. So most of our client losses tend to be mid sized companies, they tend to be companies that will start one project, it might be a big project, but it starts then it finishes, and then after that they do not find it worthwhile to outsource the maintenance. It could be that we start with the company and it does not work out, the offshore model does not work for them, so there are several reasons why we may lose clients. Also remember, in these gross and net numbers there are Finacle clients also. The Finacle business is very transactional. You sell and then you leave. So it is all mixed in there, Progeon numbers are also there, and wins through Infosys Consulting and other subsidiaries as well.

Nandan Nilekani

I think a slightly better way to look at it is a number of million dollar clients, because that is what, and I think the million dollar client have grown from 141 a year back to 172 now, and that is really a better example of stickiness.

Moderator

Thank you very much sir. At this moment, I would like to hand over the floor back to Infosys management for final remarks.

Sandeep

Thank you folks for your time. We look forward to talking to you again next quarter.

Moderator

Ladies and gentlemen, thank you for choosing WebEx conferencing service. That concludes this conference call. Thank you for your participation. You may now disconnect your lines. Thank you and have a nice day.